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Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

July 2, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Kathleen Collins
Accounting Branch Chief

Re:	Merge Healthcare Incorporated
Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33006

Dear Ms. Collins:

On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 25, 2012 (the “Comment Letter”) relating to the Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2011 filed by the Company on February 28, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Sales, page 25

1.
We note your response to prior comment 25 that you will provide quantitative data regarding the contribution of each material item when two or more factors are provided to explain a change in a related line item provided that such information does not impact a competitive advantage that the company has in the marketplace.  Please be advised that an analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue and should not be qualified by a competitive harm analysis.  Please provide in your response letter quantitative disclosure regarding each material factor for the periods presented in your filing and confirm your understanding that to the extent that a material increase or decrease in revenue is attributable to several factors, such as the introduction of new products and significant acquisitions on a combined basis, you will provide quantitative disclosure in future filings.  Further, we note your response indicates that the sales from new product offerings such as iConnect and meaningful use in 2011 impacted only the software and other revenue category, but the disclosure on page 25 suggests that these sales also contributed to the increase in professional services and maintenance and EDI sales.  Please confirm that you will clarify the disclosure in future filings.  See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Company Response: The Company confirms its understanding that, to the extent a material increase or decrease in revenue is attributable to several factors, such as the introduction of new products and significant acquisitions on a combined basis, it will provide quantitative disclosure in future filings.  The Company also confirms it will clarify in future filings that sales from new product offerings such as iConnect and meaningful use in 2011 impacted only the software and other revenue category.  The Company would expect to include language similar to the following, which compares fiscal 2011 to 2010 net sales, in future filings:

Net Sales

Software and Other Sales.  Total software and other sales in 2011 were $80.9 million, an increase of $38.5 million, or 90.8%, from $42.4 million in 2010, primarily due to $20.9 million of sales arising from the Significant Acquisitions and $7.5 million of sales from new product offerings in 2011, such as iConnect and meaningful use (MU).

Professional Services Sales.  Total professional services sales in 2011 were $41.9 million, an increase of $18.7 million, or 80.8%, from $23.2 million in 2010, primarily due to $14.3 million of sales arising from the Significant Acquisitions.

Maintenance and EDI Sales.  Total maintenance and EDI sales in 2011 were $109.5 million, an increase of $34.8 million, or 46.6%, from $74.7 million in 2010, primarily due to $28.2 million of sales arising from the Significant Acquisitions as well as maintaining a high rate of annual maintenance renewals.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12.  Income Taxes, page 60

2.
We note from your response to prior comment 8 that the accumulated amount of non-U.S. undistributed earnings is negative (i.e. a deficit) due to prior year foreign losses; however, your disclosure implies that you have undistributed profits of non-U.S. subsidiaries.  Please revise in future filings to clarify this disclosure.

Company Response:  In future filings, the Company will clarify its disclosure regarding the undistributed earnings of its foreign subsidiaries.

Note 16.   Guaranteed Subsidiaries, page 65

3.
We note your response to prior comment number 9; however, it remains unclear to us how readers of your financial statements would have knowledge of the specific release provisions of these notes, and we do not believe you should characterize subsidiary guarantees as full and unconditional without disclosure describing any qualifications to these guarantees.  Please revise in future filings to disclose these provisions.

Company Response:  In future filings, the Company will revise its disclosure to describe the specific release provisions of its subsidiary guarantees.

Exhibit 31.2

4.
We note that Justin C. Dearborn signed the certification in Exhibit 31.2 but the introductory paragraph indicates that Steven M. Oreskovich is making the certifications required in Item 601(b)(31) of Regulation S-K.  The filed certification contains representations attributed to a person other than the signer, and as a consequence a new certification must be provided that is attached to a complete Form 10-K.  Please refile accordingly.  See Regulation S-K Compliance and Disclosure Interpretation Question 246.14 of the available on our website.

Company Response:  The Company has filed a complete Form 10-K/A with a corrected certification as Exhibit 31.2.

If you have any questions with respect to the foregoing, please contact Eric Orsic at 312-984-7617.

Sincerely,

/s/ Eric Orsic

Eric Orsic

cc:	Steve Oreskovich (Chief Financial Officer)
Ann Mayberry-French (SVP, General Counsel & Secretary)